Exhibit 3.43

CERTIFICATE OF FORMATION OF

CANYON FUEL COMPANY, LLC

The undersigned, for the purpose of forming a limited liability·company pursuant to Section 16-201 of the Limited Liability Company Act of the State of Delaware (“LLCA”) and in accordance with Section 18-206 of the LLCA, does hereby certify the following:

1.             The name of the limited liability company (hereinafter called the “Company”) is Canyon Fuel Company, LLC.

2.             The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Canyon Fuel Company, LLC this 10th day of December, 1996.

/s/ Robert S. Mathews
Robert S. Mathews
Authorized Person